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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS ·
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69393

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ClearCreek Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1165 Delaware Street, Suite 130

(No. and Street)		
Denver	CO	80204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Ooms	303-383-1100	alex@clearcreekpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

(Name – if individual, state last, first, and middle name)			
100 E Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)
July 28, 2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Caspar Alexander Ooms_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _ClearCreek Securities, LLC_ , as of _12/31_ , 2_024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

DANIEL LASATER
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20244026464
MY COMMISSION EXPIRES JUL 15, 2028

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLEARCREEK SECURITIES, LLC
(SEC File No. 8-69393)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2024
and Review Report on Exemption Report

This report is filed in accordance with Rule 17a-5(e) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Clearcreek Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearcreek Securities, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Clearcreek Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Clearcreek Securities, LLC's management. Our responsibility is to express an opinion on Clearcreek Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clearcreek Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Clearcreek Securities, LLC's auditor since 2020.

Maitland, Florida

March 5, 2025

CLEARCREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	131,122
TOTAL CURRENT ASSETS	$	131,122

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Credit cards payable	$	2,222
Accounts payable		314
TOTAL LIABILITIES	$	2,536
MEMBER'S EQUITY	$	128,586
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	131,122

See accompanying notes to financial statements.

A. Summary of Significant Accounting Policies

Organization

ClearCreek Securities, LLC (the Company) is a Colorado limited liability company organized on October 17, 2013 to engage in investment banking and financial consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the" SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectivity of accounts receivable when recorded. No allowance for doubtful accounts was deemed necessary at December 31, 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 325 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credits losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are not expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company had no accounts receivable at December 31, 2024.

Revenue Recognition

The Company receives income for providing financial advisory services. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and any contracts with identified performance obligations have been satisfied. At December 31,

2024, applying a conservative standard of FASB ASC Topic 606 where non-refundable retainers are booked as unearned revenue until the client engagement is either completed or terminated, there was the Company had no unearned revenue.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. In general, income of the Company is taxed in the member's income tax return. Beginning in the 2022 tax year, Colorado began allowing passthrough entities to make a voluntary election to pay state tax at the entity level. The Company recorded and paid expenses for state taxes in 2024 of $11,900.

Interest and penalties associated with the Company's tax positions are reflected as other expense in the financial statements. There were no penalties incurred during the year ending December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. In 2024, the Company derived the total success fees and consulting fees from multiple clients.

C. Lease Commitment

The Company is on a month-to-month rental lease. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease.

D. Commitments and Contingencies

The Company has neither commitments nor contingencies.

E. Significant Judgements

Revenue with contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contact terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

F. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2024, the Company's net capital was $$128,586 and the required net capital was $5,000.

The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

G. Subsequent Events

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available to be issued.

H. Related Party Transaction

The Company performs support services for its Registered Representatives through an affiliated company for which it receives compensation which is recorded in Other Income.

I. Segment Reporting

The Company's investment banking segment derives revenue from customers for investment banking fees. The accounting policies for this segment are the same as those described in Note A, Summary of Significant Accounting Policies. The chief operating decision maker assesses performance for the investment banking fee segment and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.